IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

04044191

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 28, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5602290v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 28 2004.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-I
Revolving Home Equity Loan Notes, Series 2004-I

ABS New Transaction

Computational Materials

$2,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-I

Revolving Home Equity Loan Asset Backed Notes, Series 2004-I

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 7, 2004

$2,000,000,000 (Approximate)

CWABS Revolving Home Equity Loan Trust, Series 2004-I

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-I

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
A	$2,000,000,000	LIBOR + 26(3)	3.38 / 3.56	1-88 / 1-160	May 2029	AAA / Aaa
Total	$2,000,000,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 37% CPR and a 20% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation.
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	MBIA Insurance Corporation ("MBIA").
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Statistical Pool Calculation Date:	September 1, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:

The Trust will consist of home equity revolving credit line loans (the "Mortgage Loans") made or to be made in the future under certain home equity revolving credit line loan agreements. The Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,970,443,000 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects the Mortgage Loan characteristics of a statistical pool as of the Statistical Pool Calculation Date. The characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.14 % of the Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Notes will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-I (the "Trust"). As of the Closing Date, the aggregate principal balance of the Notes will be $2,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, the Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.26%, (b) the Net WAC of the Mortgage Loans, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Mortgage Loans shall mean the weighted average of the loan rates of the Mortgage Loans (as applicable) net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for the Notes will equal, the excess of (a) the amount of interest that would have accrued on the Notes during the related Interest Accrual Period without giving effect to the Net WAC cap, over (b) the amount of interest that actually accrued on the Notes during such period, together with accrued interest thereon. The Basis Risk Carryforward will be paid to the extent funds are available from the Mortgage Loans, below.

Distributions of Interest: Investor interest collections are to be applied in the following order of priority:

1. Note insurance policy premium of MBIA;
2. Accrued monthly interest on the Notes at the Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. Investor Loss Amounts allocable to the Notes (as described below) for such Payment Date;
4. Investor Loss Amounts allocable to the Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. Reimbursement to MBIA for prior draws on its insurance policy (with interest thereon);
6. Paydown of the Notes to create and maintain the required level of overcollateralization;
7. Payment of any other amounts owed to MBIA;
8. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
9. Basis Risk Carryforward related to the Notes; and
10. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal are to be applied to the Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of the Notes for each Payment Date will equal, to the extent funds are available from the Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below), and (ii) principal collections relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

   The "Investor Fixed Allocation Percentage" for any Payment Date will be calculated as follows: (i) on any date on which the Transferor Interest is less than the Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the Transferor Interest equals or exceeds the Required Transferor Subordinated Amount, 99.15%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of the Notes will be equal to the Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. The investor interest collections minus the sum of (a) the interest paid to the Notes, (b) the servicing fee retained by the Master Servicer for the

Mortgage Loans, and (c) the premium paid to the Note Insurer. Investor interest collections will be available to cover losses on the Mortgage Loans.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest will be available to provide limited protection against Investor Loss Amounts (as defined below) up to the Available Transferor Subordinated Amount. The "Available Transferor Subordinated Amount" is, for any Payment Date, the lesser of the Transferor Principal Balance and the Required Transferor Subordinated Amount. The "Transferor Principal Balance" is, for any date of determination, (a) the loan pool balance of the Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance reduced by the aggregate of amounts actually distributed as principal on the Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" will be (i) prior to the step-down date, 0.85% of the Cut-off Date Balance of the Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, 1.70% of the then current unpaid principal balance of the Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the Mortgage Loans).

   Initially, the original principal balance of the Notes will exceed the cut-off date principal balance of the mortgage loans transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. MBIA will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from the Mortgage Loans. The "Investor Floating Allocation Percentage," for any Payment Date shall be the lesser of 100% and a fraction, the numerator of which is the Note Principal Balance and the denominator of which is the loan pool principal balance. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be eligible for purchase by certain ERISA plans. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class A (To Call) [(1)]

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	26	26	26	26	26	26	26
WAL (yr)	7.56	5.62	4.30	3.38	2.71	2.22	1.82
MDUR (yr)	6.95	5.25	4.07	3.23	2.61	2.15	1.77
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jun17	Apr15	Jul13	Feb12	Jan11	Mar10	Apr09

[(1)] Based on a 20% draw rate.

Class A (To Maturity) [(1)]

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	26	26	26	26	26	26	26
WAL (yr)	7.79	5.84	4.50	3.56	2.87	2.35	1.95
MDUR (yr)	7.13	5.42	4.23	3.38	2.74	2.26	1.89
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	May25	Sep22	Mar20	Feb18	May16	Dec14	Aug13

[(1)] Based on a 20% draw rate.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

$2,000,007,906

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$2,000,007,906	
Aggregate Credit Limit		$2,431,970,120	
WA Coupon (Gross)		6.177%	3.000% to 11.250%
WA Margin (Gross)		2.204%	-0.750% to 7.000%
WA Maximum Rate		17.926%	6.000% to 24.000%
Average Principal Balance		$40,893	$0 to $1,991,932
Average Credit Limit		$49,725	$5,870 to $2,000,000
WA Remaining Term To Scheduled Maturity (months)		296	66 to 352
WA Combined Loan-to-Value Ratio		87.23%	8.60% to 100.00%
Average Credit Utilization Rate		84.12%	0.00% to 100.00%
Origination Period			5/10/1996 to 8/18/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1.03	
WA FICO		711	
WA Second Mortgage Ratio		23.77%	1.49% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	39.45%	SFR	71.82%	REDUCE	31.56%	10004U	43.97%	OO	95.66%	Current	99.98%
FL	5.69%	PUD	17.63%	ALT	24.65%	Full	27.37%	INV	2.51%	30 - 59 D	0.02%
NJ	3.75%	CND	7.84%	FULL	20.06%	PrpValUp	9.70%	2H	1.83%	60 - 89 D	0.00%
CO	3.53%	2-4U	2.14%	STREAM	13.14%	1073C	4.46%				
NV	3.50%	UNK	0.57%	SUPERS	9.67%						

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

$2,000,007,906

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$34,133,446	864	1.71	$39,506	5.272	350.14	722	86.6
HELOC 10YDR/0YRP	$379,145	5	0.02	$75,829	6.110	109.55	727	95.5
HELOC 3YDR/10YRP	$26,582	2	0.00	$13,291	9.724	75.47	654	99.2
HELOC 5YDR/5YRP	$2,246,433	120	0.11	$18,720	6.650	114.87	700	90.2
HELOC 5YDR/10YRP	$1,248,073	31	0.06	$40,260	6.170	170.44	710	93.7
HELOC 10YDR/15YRP	$1,954,653,981	47,716	97.73	$40,965	6.184	295.16	711	87.2
HELOC 15YDR/0YRP	$2,503,517	39	0.13	$64,193	6.975	177.95	710	86.2
HELOC 15YDR/10YRP	$4,816,729	132	0.24	$36,490	4.963	295.80	718	85.1
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= $0.00	$0	6	0.00	$0				
$0.01 - $10,000.00	$43,865,273	6,652	2.19	$6,594	5.922	294.45	720	81.3
$10,000.01 - $20,000.00	$142,133,441	9,129	7.11	$15,569	6.262	294.74	711	86.4
$20,000.01 - $30,000.00	$263,636,795	10,349	13.18	$25,475	6.455	295.06	708	90.3
$30,000.01 - $40,000.00	$236,683,515	6,763	11.83	$34,997	6.379	295.27	711	89.8
$40,000.01 - $50,000.00	$212,426,625	4,684	10.62	$45,352	6.256	296.11	711	88.8
$50,000.01 - $60,000.00	$164,939,421	2,986	8.25	$55,238	6.354	295.58	711	89.8
$60,000.01 - $70,000.00	$134,581,964	2,068	6.73	$65,078	6.397	295.54	711	90.1
$70,000.01 - $80,000.00	$123,610,013	1,648	6.18	$75,006	6.333	296.24	711	89.1
$80,000.01 - $90,000.00	$88,951,788	1,043	4.45	$85,285	6.221	295.85	711	88.8
$90,000.01 - $100,000.00	$117,364,932	1,211	5.87	$96,916	6.181	296.82	710	87.2
$100,000.01 - $125,000.00	$82,461,572	730	4.12	$112,961	6.113	296.13	711	87.4
$125,000.01 - $150,000.00	$99,681,274	704	4.98	$141,593	5.827	295.13	706	82.3
$150,000.01 - $175,000.00	$27,178,193	167	1.36	$162,744	5.748	294.80	715	83.3
$175,000.01 - $200,000.00	$33,646,657	177	1.68	$190,094	5.650	295.05	708	81.0
$200,000.01 - $225,000.00	$15,143,380	71	0.76	$213,287	5.551	296.75	719	84.0
$225,000.01 - $250,000.00	$21,193,326	88	1.06	$240,833	5.727	296.96	711	81.0
$250,000.01 - $275,000.00	$12,695,615	48	0.63	$264,492	5.698	296.33	724	80.6
$275,000.01 - $300,000.00	$20,717,866	71	1.04	$291,801	5.657	295.75	705	81.5
$300,000.01 - $325,000.00	$11,247,100	36	0.56	$312,419	5.818	296.75	705	83.9
$325,000.01 - $350,000.00	$11,266,833	33	0.56	$341,419	5.495	296.61	713	80.7
$350,000.01 - $375,000.00	$6,520,364	18	0.33	$362,242	5.329	296.17	726	78.6
$375,000.01 - $400,000.00	$13,991,035	36	0.70	$388,640	5.683	296.70	727	82.1
$400,000.01 - $425,000.00	$6,995,676	17	0.35	$411,510	5.416	295.18	707	79.3
$425,000.01 - $450,000.00	$8,768,055	20	0.44	$438,403	5.023	296.81	720	83.4
$450,000.01 - $475,000.00	$5,567,360	12	0.28	$463,947	5.207	295.16	712	82.0
$475,000.01 - $500,000.00	$24,734,419	50	1.24	$494,688	5.432	296.44	719	74.9
$500,000.01 - $525,000.00	$5,652,045	11	0.28	$513,822	4.958	295.36	720	78.4
$525,000.01 - $550,000.00	$4,302,539	8	0.22	$537,817	5.154	295.48	722	81.6
$550,000.01 - $575,000.00	$1,680,550	3	0.08	$560,183	5.587	297.33	697	88.3
$575,000.01 - $600,000.00	$4,726,547	8	0.24	$590,818	5.363	296.75	731	79.3
$600,000.01 - $625,000.00	$1,857,983	3	0.09	$619,328	6.892	295.98	719	88.3
$625,000.01 - $650,000.00	$1,949,694	3	0.10	$649,898	5.500	296.33	729	76.6
$650,000.01 - $675,000.00	$1,982,920	3	0.10	$660,973	6.201	296.99	705	81.2

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

$2,000,007,906

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$675,000.01 - $700,000.00	$4,835,548	7	0.24	$690,793	4.976	295.43	729	78.7
$700,000.01 - $725,000.00	$705,000	1	0.04	$705,000	6.625	298.00	703	85.2
$725,000.01 - $750,000.00	$2,967,246	4	0.15	$741,812	6.247	296.51	714	74.1
$750,000.01 - $775,000.00	$4,575,922	6	0.23	$762,654	4.959	296.00	725	80.2
$775,000.01 - $800,000.00	$3,989,107	5	0.20	$797,821	5.348	296.60	713	81.8
$875,000.01 - $900,000.00	$1,778,278	2	0.09	$889,139	5.677	297.51	689	85.5
$900,000.01 - $925,000.00	$3,640,974	4	0.18	$910,244	5.814	296.28	741	72.4
$950,000.01 - $975,000.00	$1,933,190	2	0.10	$966,595	5.259	295.98	654	48.9
$975,000.01 - $1,000,000.00	$14,955,763	15	0.75	$997,051	5.700	297.00	712	75.5
> $1,000,000.00	$8,472,109	6	0.42	$1,412,018	4.939	295.05	696	70.2
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$26,121,745	557	1.31	$46,897	3.000	297.30	705	89.5
3.001 - 3.500	$18,824,497	343	0.94	$54,882	3.293	299.11	715	86.7
3.501 - 4.000	$113,749,157	2,729	5.69	$41,682	3.995	294.99	733	73.1
4.001 - 4.500	$190,302,951	4,289	9.52	$44,370	4.362	296.12	722	75.1
4.501 - 5.000	$147,854,906	2,492	7.39	$59,332	4.824	297.83	715	76.0
5.001 - 5.500	$155,099,505	3,116	7.75	$49,775	5.298	298.99	694	77.7
5.501 - 6.000	$184,994,657	5,798	9.25	$31,907	5.854	295.79	725	85.8
6.001 - 6.500	$374,954,977	10,365	18.75	$36,175	6.392	294.47	723	92.1
6.501 - 7.000	$250,771,469	5,895	12.54	$42,540	6.840	295.06	699	90.9
7.001 - 7.500	$250,086,517	6,133	12.50	$40,777	7.443	294.12	699	96.4
7.501 - 8.000	$168,935,245	4,433	8.45	$38,109	7.767	296.01	709	96.4
8.001 - 8.500	$72,242,608	1,534	3.61	$47,094	8.318	295.91	690	93.8
8.501 - 9.000	$25,819,243	682	1.29	$37,858	8.779	293.54	678	95.5
9.001 - 9.500	$7,986,000	190	0.40	$42,032	9.338	294.81	682	93.1
9.501 - 10.000	$2,329,087	54	0.12	$43,131	9.777	294.40	674	91.2
10.001 - 10.500	$9,630,206	288	0.48	$33,438	10.194	290.11	614	81.0
10.501 - 11.000	$277,188	9	0.01	$30,799	10.706	288.17	635	86.7
11.001 - 11.500	$27,750	1	0.00	$27,750	11.250	300.00	654	95.0
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
61 - 72	$5,615	1	0.00	$5,615	9.625	66.00	731	96.3
73 - 84	$20,968	1	0.00	$20,968	9.750	78.00	633	100.0
97 - 108	$36,273	5	0.00	$7,255	4.715	106.74	740	66.6
109 - 120	$2,589,305	120	0.13	$21,578	6.598	114.21	704	91.3
145 - 156	$31,052	1	0.00	$31,052	6.750	155.00	786	98.7
157 - 168	$406,261	13	0.02	$31,251	6.572	163.61	731	92.5
169 - 180	$3,314,277	56	0.17	$59,184	6.724	177.10	707	88.2

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,000,007,906

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
193 - 204	$130,223	3	0.01	$43,408	6.554	201.66	639	85.6
205 - 216	$48,458	2	0.00	$24,229	7.369	208.43	678	87.3
217 - 228	$355,264	18	0.02	$19,737	6.106	224.38	676	81.7
253 - 264	$41,589	2	0.00	$20,794	6.043	262.89	729	84.2
265 - 276	$106,938	5	0.01	$21,388	6.698	272.43	731	93.8
277 - 288	$81,728,568	2,616	4.09	$31,242	5.795	285.71	727	83.0
289 - 300	$1,877,059,670	45,201	93.85	$41,527	6.209	295.60	710	87.4
337 - 348	$1,063,585	39	0.05	$27,271	5.378	347.16	735	83.1
349 - 360	$33,069,861	825	1.65	$40,085	5.269	350.24	721	86.7
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$55,350	2	0.00	$27,675	5.829	317.07	703	9.1
10.01 - 20.00	$1,772,249	29	0.09	$61,112	4.598	294.06	739	17.1
20.01 - 30.00	$3,291,453	105	0.16	$31,347	4.742	296.49	740	25.7
30.01 - 40.00	$10,162,474	296	0.51	$34,333	4.683	295.04	729	36.1
40.01 - 50.00	$23,885,050	620	1.19	$38,524	4.763	294.55	718	45.7
50.01 - 60.00	$45,575,879	1,222	2.28	$37,296	4.733	295.08	720	56.0
60.01 - 70.00	$155,728,228	3,422	7.79	$45,508	4.787	295.18	710	66.9
70.01 - 80.00	$305,617,007	6,117	15.28	$49,962	5.034	295.57	707	77.7
80.01 - 90.00	$641,985,449	17,189	32.10	$37,349	6.298	295.85	703	88.6
90.01 - 100.00	$811,934,766	19,906	40.60	$40,788	6.929	295.66	718	97.7
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$3,667,340	95	0.18	$38,604	6.515	296.44	706	91.9
AL	$16,065,320	656	0.80	$24,490	6.638	296.81	709	94.3
AZ	$55,209,087	1,699	2.76	$32,495	6.278	295.42	710	90.7
CA	$789,071,659	12,881	39.45	$61,259	6.039	294.76	713	85.1
CO	$70,537,373	1,950	3.53	$36,173	6.212	295.34	715	90.1
CT	$20,746,478	475	1.04	$43,677	5.801	297.26	705	83.6
DC	$2,754,944	61	0.14	$45,163	5.621	295.23	695	80.0
DE	$3,463,891	112	0.17	$30,928	6.086	296.72	702	86.0
FL	$113,758,293	3,216	5.69	$35,373	6.444	295.71	710	88.6
GA	$38,544,483	1,151	1.93	$33,488	6.547	295.49	705	93.6
HI	$22,033,041	396	1.10	$55,639	5.933	295.76	719	82.5
IA	$5,581,307	248	0.28	$22,505	6.547	297.09	710	93.7
ID	$13,775,625	496	0.69	$27,773	6.390	294.67	714	90.8
IL	$63,957,346	1,729	3.20	$36,991	6.183	296.50	707	88.6
IN	$16,087,128	729	0.80	$22,067	6.688	296.22	701	91.7
KS	$8,656,354	357	0.43	$24,247	6.495	295.77	710	93.9

$2,000,007,906

Geographic Distribution								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
KY	$13,845,347	555	0.69	$24,947	6.686	294.34	708	93.5
LA	$10,505,879	442	0.53	$23,769	6.482	295.39	709	90.4
MA	$52,806,771	1,092	2.64	$48,358	6.033	296.87	708	83.5
MD	$31,144,606	850	1.56	$36,641	6.252	297.04	704	86.9
ME	$3,372,365	132	0.17	$25,548	6.323	297.56	709	86.1
MI	$47,061,685	1,601	2.35	$29,395	6.137	310.76	712	89.6
MN	$31,061,188	947	1.55	$32,800	6.055	293.22	716	86.9
MO	$14,991,850	643	0.75	$23,315	6.542	295.94	704	91.5
MS	$3,902,042	160	0.20	$24,388	6.512	297.83	701	91.7
MT	$3,191,604	133	0.16	$23,997	6.067	297.09	718	86.5
NC	$28,171,507	1,064	1.41	$26,477	6.414	296.28	711	92.2
ND	$626,996	22	0.03	$28,500	6.388	303.55	695	88.2
NE	$2,185,594	85	0.11	$25,713	6.593	296.77	710	91.9
NH	$7,574,345	239	0.38	$31,692	6.154	297.15	706	87.7
NJ	$75,057,916	1,752	3.75	$42,841	5.830	296.83	708	84.2
NM	$6,971,618	259	0.35	$26,918	6.224	295.07	707	88.7
NV	$70,066,860	1,616	3.50	$43,358	6.368	296.00	717	90.1
NY	$69,129,542	1,519	3.46	$45,510	5.794	296.50	707	80.4
OH	$31,696,273	1,348	1.58	$23,514	6.646	295.26	708	93.0
OK	$6,900,917	308	0.35	$22,406	6.620	296.07	704	92.3
OR	$22,985,621	769	1.15	$29,891	6.349	294.56	715	90.7
PA	$35,040,164	1,351	1.75	$25,936	6.243	297.46	708	89.5
RI	$5,771,034	164	0.29	$35,189	6.275	296.60	692	83.7
SC	$10,389,632	385	0.52	$26,986	6.556	296.90	712	91.2
SD	$861,910	36	0.04	$23,942	6.374	294.61	704	90.6
TN	$15,430,621	619	0.77	$24,928	6.649	294.91	714	94.2
TX	$4,885,668	161	0.24	$30,346	6.649	295.60	729	95.8
UT	$19,292,277	728	0.96	$26,500	6.612	292.94	715	91.0
VA	$47,336,306	1,230	2.37	$38,485	6.340	296.95	710	89.5
VT	$1,144,596	41	0.06	$27,917	5.965	304.16	711	82.9
WA	$59,450,314	1,476	2.97	$40,278	6.378	295.43	710	90.0
WI	$18,300,682	708	0.92	$25,848	6.421	295.98	703	88.6
WV	$2,753,995	144	0.14	$19,125	6.553	149.95	702	90.1
WY	$2,190,111	78	0.11	$28,078	6.246	298.63	714	83.6
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

FICO Ranges								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$258,848	3	0.01	$86,283	6.597	294.56		91.3
841 - 850	$271,800	2	0.01	$135,900	4.686	290.73	842	92.5
821 - 840	$2,447,957	103	0.12	$23,767	5.560	295.28	826	79.1
801 - 820	$20,185,236	716	1.01	$28,192	5.676	294.82	808	82.1
781 - 800	$84,608,702	2,622	4.23	$32,269	5.664	295.46	789	84.7
761 - 780	$185,044,764	4,714	9.25	$39,254	5.863	295.45	770	86.4
741 - 760	$254,490,642	6,262	12.72	$40,640	5.959	295.82	750	87.4
721 - 740	$307,185,298	7,051	15.36	$43,566	6.061	295.85	730	88.6

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

External Report

$2,000,007,906

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
701 - 720	$342,015,964	7,663	17.10	$44,632	6.111	295.92	710	88.7
681 - 700	$275,184,142	6,553	13.76	$41,994	6.308	295.38	690	87.9
661 - 680	$250,705,926	5,945	12.54	$42,171	6.469	296.02	670	88.4
641 - 660	$153,970,654	4,057	7.70	$37,952	6.530	295.32	651	84.8
621 - 640	$104,924,443	2,770	5.25	$37,879	6.574	295.18	631	82.7
601 - 620	$14,126,269	340	0.71	$41,548	7.017	292.32	615	81.6
581 - 600	$2,647,716	69	0.13	$38,373	9.650	291.21	592	79.3
561 - 580	$936,438	24	0.05	$39,018	9.207	293.37	574	79.4
<= 560	$1,003,107	14	0.05	$71,651	6.920	293.17	551	91.8
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,436,431,742	35,936	71.82	$39,972	6.133	295.76	709	86.5
PUD	$352,668,504	7,648	17.63	$46,113	6.208	295.15	714	88.9
CND	$156,779,107	4,296	7.84	$36,494	6.373	295.71	722	90.7
2-4U	$42,773,998	792	2.14	$54,008	6.580	295.68	716	86.0
UNK	$11,354,555	236	0.57	$48,113	6.594	294.51	713	86.1
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$139,883,852	2,929	6.99	$47,758	4.088	297.34	741	71.2
0.001 - 0.250	$34,028,103	776	1.70	$43,851	4.275	297.44	707	68.4
0.251 - 0.500	$151,748,002	3,411	7.59	$44,488	4.476	295.09	723	76.4
0.501 - 0.750	$48,700,132	749	2.43	$65,020	4.758	300.37	713	73.2
0.751 - 1.000	$108,840,139	1,407	5.44	$77,356	5.019	298.45	713	79.0
1.001 - 1.250	$79,785,971	1,930	3.99	$41,340	5.238	297.26	676	75.1
1.251 - 1.500	$52,350,397	1,220	2.62	$42,910	5.358	298.51	713	83.0
1.501 - 1.750	$58,844,202	1,469	2.94	$40,057	5.699	295.87	712	81.2
1.751 - 2.000	$151,532,814	5,482	7.58	$27,642	5.836	294.83	731	88.4
2.001 - 2.250	$118,151,833	3,104	5.91	$38,064	6.174	295.08	704	87.3
2.251 - 2.500	$308,814,249	8,077	15.44	$38,234	6.424	294.58	731	94.8
2.501 - 2.750	$99,918,632	1,933	5.00	$51,691	6.688	295.25	705	90.5
2.751 - 3.000	$118,995,087	3,406	5.95	$34,937	6.833	294.62	669	90.1
3.001 - 3.250	$35,992,073	872	1.80	$41,275	6.909	293.68	691	92.9
3.251 - 3.500	$307,339,303	7,560	15.37	$40,653	7.510	295.25	705	97.8
3.501 - 3.750	$46,405,244	1,362	2.32	$34,071	7.583	294.66	714	93.7
3.751 - 4.000	$40,344,188	737	2.02	$54,741	7.937	296.07	704	95.2
4.001 - 4.250	$34,280,748	869	1.71	$39,449	8.064	295.08	689	91.6
4.251 - 4.500	$24,329,320	496	1.22	$49,051	8.334	293.62	673	96.3
4.501 - 4.750	$14,273,717	435	0.71	$32,813	8.558	294.64	682	95.9
4.751 - 5.000	$6,586,053	173	0.33	$38,070	8.234	293.49	660	93.1

$2,000,007,906

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.001 - 5.250	$4,058,210	87	0.20	$46,646	9.160	296.56	693	94.0
5.251 - 5.500	$3,385,355	92	0.17	$36,797	8.743	294.66	674	92.2
5.501 - 5.750	$1,485,136	34	0.07	$43,680	9.701	296.07	670	90.0
5.751 - 6.000	$99,647	2	0.00	$49,824	10.224	297.42	677	94.9
6.001 - 6.250	$7,267,437	219	0.36	$33,185	10.137	290.14	619	82.4
6.251 - 6.500	$2,502,737	74	0.13	$33,821	10.403	289.44	599	76.9
6.501 - 6.750	$9,223	1	0.00	$9,223	10.750	292.00	762	90.0
6.751 - 7.000	$56,100	2	0.00	$28,050	11.124	297.47	667	95.0
2.204	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.00	$0	6	0.00	$0				
0.01 - 10.00	$4,946,306	1,036	0.25	$4,765	5.267	294.18	735	73.7
10.01 - 20.00	$13,118,002	1,509	0.66	$8,693	5.268	294.59	735	75.1
20.01 - 30.00	$17,696,293	1,360	0.88	$13,012	5.292	295.12	732	76.9
30.01 - 40.00	$28,798,843	1,540	1.44	$18,701	5.273	294.21	726	76.6
40.01 - 50.00	$34,981,445	1,618	1.75	$21,620	5.367	295.72	722	77.2
50.01 - 60.00	$42,376,766	1,577	2.12	$26,872	5.378	295.57	721	77.7
60.01 - 70.00	$57,009,089	1,824	2.85	$31,255	5.470	295.33	719	79.4
70.01 - 80.00	$76,662,962	2,041	3.83	$37,561	5.502	296.12	713	80.0
80.01 - 90.00	$111,115,669	2,555	5.56	$43,489	5.616	296.07	712	81.1
90.01 - 100.00	$1,613,302,530	33,840	80.66	$47,674	6.348	295.64	709	89.2
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.000	$84,411	2	0.00	$42,206	6.327	290.00	705	98.1
12.000	$139,242	2	0.01	$69,621	5.429	350.72	704	77.8
15.000	$106,111	3	0.01	$35,370	5.096	350.93	717	90.2
16.000	$29,864,405	1,090	1.49	$27,399	6.501	296.35	710	91.7
17.000	$117,156,704	3,337	5.86	$35,108	6.467	295.16	711	88.9
18.000	$1,842,427,812	44,174	92.12	$41,708	6.132	295.70	712	87.1
21.000	$10,001,749	294	0.50	$34,020	10.143	289.98	612	80.4
24.000	$227,471	6	0.01	$37,912	6.657	176.65	717	84.1
17.926	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

$2,000,007,906

Draw Limit Range								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$12,457,403	1,646	0.62	$7,568	6.465	294.09	708	86.4
$10,000.01 - $20,000.00	$114,774,773	8,691	5.74	$13,206	6.435	294.49	709	87.8
$20,000.01 - $30,000.00	$251,739,137	11,309	12.59	$22,260	6.517	294.98	708	90.8
$30,000.01 - $40,000.00	$226,564,066	7,337	11.33	$30,880	6.436	295.33	710	90.6
$40,000.01 - $50,000.00	$221,907,800	5,871	11.10	$37,797	6.218	295.90	712	88.0
$50,000.01 - $60,000.00	$159,858,263	3,245	7.99	$49,263	6.413	295.78	711	90.7
$60,000.01 - $70,000.00	$133,357,619	2,314	6.67	$57,631	6.437	295.57	710	90.9
$70,000.01 - $80,000.00	$126,058,198	1,959	6.30	$64,348	6.360	296.09	711	89.4
$80,000.01 - $90,000.00	$90,563,622	1,282	4.53	$70,642	6.240	295.58	712	89.1
$90,000.01 - $100,000.00	$153,332,063	2,078	7.67	$73,788	5.977	296.76	712	84.2
$100,000.01 - $125,000.00	$76,712,067	802	3.84	$95,651	6.212	296.63	710	88.1
$125,000.01 - $150,000.00	$115,937,521	1,050	5.80	$110,417	5.794	294.90	706	82.2
$150,000.01 - $175,000.00	$26,703,933	201	1.34	$132,855	5.830	294.08	713	84.5
$175,000.01 - $200,000.00	$38,947,278	284	1.95	$137,138	5.514	295.05	712	79.9
$200,000.01 - $225,000.00	$14,917,201	91	0.75	$163,925	5.598	296.97	719	84.7
$225,000.01 - $250,000.00	$24,413,929	143	1.22	$170,727	5.629	296.46	713	79.4
$250,000.01 - $275,000.00	$11,485,924	58	0.57	$198,033	5.833	296.56	723	83.3
$275,000.01 - $300,000.00	$25,009,068	113	1.25	$221,319	5.437	295.83	706	80.0
$300,000.01 - $325,000.00	$10,665,949	41	0.53	$260,145	5.712	296.67	708	84.3
$325,000.01 - $350,000.00	$11,709,227	47	0.59	$249,132	5.522	296.32	714	80.5
$350,000.01 - $375,000.00	$7,401,357	31	0.37	$238,753	5.522	296.13	722	82.5
$375,000.01 - $400,000.00	$12,967,167	44	0.65	$294,708	5.796	298.59	724	83.2
$400,000.01 - $425,000.00	$5,675,636	17	0.28	$333,861	6.187	295.33	713	81.2
$425,000.01 - $450,000.00	$9,486,240	27	0.47	$351,342	5.143	298.93	718	81.2
$450,000.01 - $475,000.00	$5,714,235	15	0.29	$380,949	5.477	295.56	728	79.3
$475,000.01 - $500,000.00	$31,759,431	84	1.59	$378,088	5.175	296.28	719	74.8
$500,000.01 - $525,000.00	$4,136,528	9	0.21	$459,614	5.385	295.32	719	83.5
$525,000.01 - $550,000.00	$5,011,749	10	0.25	$501,175	4.964	298.24	729	81.3
$550,000.01 - $575,000.00	$3,389,163	7	0.17	$484,166	5.278	296.20	707	82.3
$575,000.01 - $600,000.00	$4,847,818	10	0.24	$484,782	5.282	296.53	733	76.5
$600,000.01 - $625,000.00	$1,747,300	3	0.09	$582,433	7.937	295.28	707	92.4
$625,000.01 - $650,000.00	$2,920,818	5	0.15	$584,164	5.399	296.19	736	77.4
$650,000.01 - $675,000.00	$2,071,588	4	0.10	$517,897	5.255	295.96	736	78.4
$675,000.01 - $700,000.00	$5,254,051	9	0.26	$583,783	5.229	295.40	731	79.3
$700,000.01 - $725,000.00	$705,000	1	0.04	$705,000	6.625	298.00	703	85.2
$725,000.01 - $750,000.00	$2,693,746	4	0.13	$673,437	6.386	296.47	723	76.1
$750,000.01 - $775,000.00	$5,435,922	8	0.27	$679,490	4.902	295.82	726	77.9
$775,000.01 - $800,000.00	$5,286,043	10	0.26	$528,604	5.576	296.62	713	82.1
$825,000.01 - $850,000.00	$434,120	2	0.02	$217,060	4.939	294.38	777	71.7
$850,000.01 - $875,000.00	$5,000	1	0.00	$5,000	5.000	297.00	736	89.6
$875,000.01 - $900,000.00	$681,000	1	0.03	$681,000	4.000	295.00	731	90.0
$900,000.01 - $925,000.00	$2,742,707	4	0.14	$685,677	6.409	297.68	735	83.9
$950,000.01 - $975,000.00	$1,724,106	3	0.09	$574,702	5.644	295.27	685	54.4
$975,000.01 - $1,000,000.00	$20,448,779	28	1.02	$730,314	5.449	296.67	712	71.5
> $1,000,000.00	$10,353,359	9	0.52	$1,150,373	5.026	295.50	694	71.9
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

$2,000,007,906

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$1,999,615,872	48,897	99.98	$40,894	6.177	295.64	711	87.2
30 - 59 Days	$318,254	9	0.02	$35,362	7.026	295.71	709	95.3
60 - 89 Days	$73,780	2	0.00	$36,890	6.417	295.09	638	83.6
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1996	$168,170	4	0.01	$42,043	8.683	203.25	654	85.8
1997	$39,264	4	0.00	$9,816	7.531	194.99	697	89.9
1998	$353,093	17	0.02	$20,770	6.284	216.01	669	82.3
2001	$61,558	3	0.00	$20,519	6.475	263.90	716	85.6
2002	$4,409,293	115	0.22	$38,342	5.473	278.26	739	81.7
2003	$229,896,647	6,695	11.49	$34,339	6.037	295.94	719	85.1
2004	$1,765,079,880	42,070	88.25	$41,956	6.197	295.67	710	87.5
	$2,000,007,906	48,908	100.00	$40,893	6.177	295.64	711	87.2

ABS New Transaction

Computational Materials

$2,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-I

Revolving Home Equity Loan Asset Backed Notes, Series 2004-I

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 7, 2004

$2,000,000,000 (Approximate)

CWABS Revolving Home Equity Loan Trust, Series 2004-I

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-I

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
A	$2,000,000,000	LIBOR + 26(3)	3.38 / 3.56	1-88 / 1-160	May 2029	AAA / Aaa
Total	$2,000,000,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 37% CPR and a 20% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation.
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	MBIA Insurance Corporation ("MBIA").
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Statistical Pool Calculation Date:	September 1, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:

The Trust will consist of home equity revolving credit line loans (the "Mortgage Loans") made or to be made in the future under certain home equity revolving credit line loan agreements. The Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,970,443,000 (subject to a variance of +/-10%). However, the information presented in these Computational Materials for the Mortgage

Loans, particularly in the collateral tables, which follow, reflects the Mortgage Loan characteristics of a statistical pool as of the Statistical Pool Calculation Date. The characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.14 % of the Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Notes will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-I (the "Trust"). As of the Closing Date, the aggregate principal balance of the Notes will be $2,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, the Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.26%, (b) the Net WAC of the Mortgage Loans, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Mortgage Loans shall mean the weighted average of the loan rates of the Mortgage Loans (as applicable) net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for the Notes will equal, the excess of (a) the amount of interest that would have accrued on the Notes during the related Interest Accrual Period without giving effect to the Net WAC cap, over (b) the amount of interest that actually accrued on the Notes during such period, together with accrued interest thereon. The Basis Risk Carryforward will be paid to the extent funds are available from the Mortgage Loans, below.

Distributions of Interest: Investor interest collections are to be applied in the following order of priority:

1. Note insurance policy premium of MBIA;
2. Accrued monthly interest on the Notes at the Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. Investor Loss Amounts allocable to the Notes (as described below) for such Payment Date;
4. Investor Loss Amounts allocable to the Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. Reimbursement to MBIA for prior draws on its insurance policy (with interest thereon);
6. Paydown of the Notes to create and maintain the required level of overcollateralization;
7. Payment of any other amounts owed to MBIA;
8. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
9. Basis Risk Carryforward related to the Notes; and
10. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal are to be applied to the Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of the Notes for each Payment Date will equal, to the extent funds are available from the Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below), and (ii) principal collections relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

   The "Investor Fixed Allocation Percentage" for any Payment Date will be calculated as follows: (i) on any date on which the Transferor Interest is less than the Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the Transferor Interest equals or exceeds the Required Transferor Subordinated Amount, 99.15%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of the Notes will be equal to the Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. The investor interest collections minus the sum of (a) the interest paid to the Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans, and (c) the premium paid to the Note Insurer. Investor interest collections will be available to cover losses on the Mortgage Loans.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest will be available to provide limited protection against Investor Loss Amounts (as defined below) up to the Available Transferor Subordinated Amount. The "Available Transferor Subordinated Amount" is, for any Payment Date, the lesser of the Transferor Principal Balance and the Required Transferor Subordinated Amount. The "Transferor Principal Balance" is, for any date of determination, (a) the loan pool balance of the Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance reduced by the aggregate of amounts actually distributed as principal on the Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" will be (i) prior to the step-down date, 0.85% of the Cut-off Date Balance of the Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, 1.70% of the then current unpaid principal balance of the Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the Mortgage Loans).

   Initially, the original principal balance of the Notes will exceed the cut-off date principal balance of the mortgage loans transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. MBIA will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from the Mortgage Loans. The "Investor Floating Allocation Percentage," for any Payment Date shall be the lesser of 100% and a fraction, the numerator of which is the Note Principal Balance and the denominator of which is the loan pool principal balance. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be eligible for purchase by certain ERISA plans. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class A (To Call) [1]

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	26	26	26	26	26	26	26
WAL (yr)	7.56	5.62	4.30	3.38	2.71	2.22	1.82
MDUR (yr)	6.95	5.25	4.07	3.23	2.61	2.15	1.77
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jun17	Apr15	Jul13	Feb12	Jan11	Mar10	Apr09

(1) Based on a 20% draw rate.

Class A (To Maturity) [1]

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	26	26	26	26	26	26	26
WAL (yr)	7.79	5.84	4.50	3.56	2.87	2.35	1.95
MDUR (yr)	7.13	5.42	4.23	3.38	2.74	2.26	1.89
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	May25	Sep22	Mar20	Feb18	May16	Dec14	Aug13

(1) Based on a 20% draw rate.